

SECU[...]SSION

07003506

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- ~~24385~~ 31632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birchtree Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Nicollet Avenue, Suite 1100 West Tower
(No. and Street)

Minneapolis, (City) MN (State) 55402-2526 (Zip Code)

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Ferrick (980) 233-4680
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City, (City) MO (State) 64106-2162 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
PROCESSING
RECEIVED
MAR - 1 2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Ferrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birchtree Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Christopher Ferrick
Signature

Chief Financial Officer
Title

Notary Public

MY COMMISSION EXPIRES 3/3/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

BIRCHTREE FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Information
and Report on Internal Control

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors and Stockholder
Birchtree Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Birchtree Financial Services, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 26, 2007

BIRCHTREE FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	3,962,865
Deposits with and receivable from clearing broker		73,381
Commissions receivable		47,088
Due from Parent		1,351,502
Total assets	$	5,434,836
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	38,536
Total liabilities		38,536
Commitments and contingencies (note 7)		
Stockholder's equity:		
Common stock, Series A, $1 par value. Authorized 100,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		7,172,537
Retained deficit		(1,777,237)
Total stockholder's equity		5,396,300
Total liabilities and stockholder's equity	$	5,434,836

See accompanying notes to financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.

Statement of Operations

Year ended December 31, 2006

Revenues:		
Insurance product commissions	$	574,777
Commissions		953,411
Other income		8,944
Total revenues		1,537,132
Expenses:		
Professional membership fees		25,259
Clearing fees		1,169
Arbitration costs (note 5b)		2,119,922
General and administrative (note 5b)		1,270,406
Total expenses		3,416,756
Loss before income taxes		(1,879,624)
Income tax benefit (note 6)		(701,100)
Net loss	$	(1,178,524)

See accompanying notes to financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

		Class A common stock	Additional paid-in capital	Retained earnings (deficit)	Total
Balances at January 1, 2006	$	1,000	4,438,488	(598,713)	3,840,775
Capital contributions by Parent and affiliate		—	2,734,049	—	2,734,049
Net loss		—	—	(1,178,524)	(1,178,524)
Balances at December 31, 2006	$	1,000	7,172,537	(1,777,237)	5,396,300

See accompanying notes to financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(1,178,524)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Expenses allocated from Parent and affiliate		2,734,049
Changes in:		
Deposits with and receivable from clearing broker		(2,048)
Commissions receivable		52,843
Due from Parent		(602,601)
Accounts payable and accrued expenses		(1,428)
Net cash provided by operating activities		1,002,291
Net increase in cash		1,002,291
Cash and cash equivalents at beginning of the year		2,960,574
Cash and cash equivalents at end of the year	$	3,962,865
Supplemental cash flow information:		
Cash received for income taxes	$	—
Noncash financing activity:		
Expenses allocated from Parent and affiliate	$	2,734,049

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Birchtree Financial Services, Inc. (the Company) is a wholly owned subsidiary of RSM McGladrey, Inc. (the Parent or RSM). The Parent is an indirect wholly owned subsidiary of H&R Block, Inc. (Block). The Parent owns all outstanding Series A common shares of the Company. The Company also has a sister company, RSM McGladrey Business Solutions, Inc., doing business under the marketing name of RSM McGladrey Retirement Resources. The Company is dependent economically and operationally on its Parent and Block. Accordingly, the Company's operations may not be indicative of the results that might be obtained had it operated independently of its Parent and Block.

The Company is a registered broker-dealer and a licensed insurance agency. Located in Bloomington, Minnesota, the Company participates in an insurance alliance through which the Company and its Parent refer their tax, consulting, and financial advisory clients (through the Company's registered representatives) to independent insurance companies and independent, licensed insurance agents for certain life insurance products. (See note 4.) RSM McGladrey Retirement Resources is comprised of RSM McGladrey Business Solutions, Inc.; RSM McGladrey, Inc.; and Birchtree Financial Services, Inc. In certain product offerings, plan clients will receive participant accounting, administrative, and consulting services from RSM McGladrey Business Solutions, Inc.; investment advisory services from RSM McGladrey, Inc. (a registered investment advisor); or broker of record services, insurance products, and certain investments through Birchtree Financial Services, Inc. When serving as broker of record, the Company and the client plan sponsor will enter into a brokerage services agreement specifying the Company's role at the request of the client plan sponsor. Through its registered representatives, the Company will provide information pertaining to available investments, respond to general investment questions plan sponsors may have in executing their fiduciary responsibilities, and respond to general questions from plan participants at enrollment or educational meetings. In exchange for these services, the Company will receive asset-based compensation on plan assets invested in securities products.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds, and any highly liquid debt instruments purchased with an original maturity of three months or less.

(Continued)

(c) Revenue Recognition

Commission revenues and expenses are recorded on a trade-date basis as securities transactions occur. Insurance product commission revenues are recorded as earned upon the effective date of the policy under our new insurance platform, and all insurance carrier revenues are paid through Diversified Brokerage Services (DBS) that tracks and collects all insurance policy revenues on the Company's behalf.

(d) Income Taxes

The Company is included with Block in filing consolidated Federal and state income tax returns. Currently payable and recoverable income taxes are calculated on the basis of the tax allocation method adopted by Block in its consolidated income tax returns, which method charges income taxes payable and allocates recoverable income taxes to members of the consolidated group on the basis of each company's separate taxable income or loss. The Company records its currently payable or recoverable income taxes to the due to/from Parent account. Deferred income tax assets and liabilities are provided based on enacted tax rates for the difference between the income tax and financial reporting bases of assets and liabilities. There are no deferred income taxes at December 31, 2006.

(e) Concentrations of Credit Risk

The Company maintains its cash accounts with four financial institutions. Each cash balance is insured by the FDIC up to $100,000. The Company had cash on deposit at December 31, 2006 that exceeded the balance insured by the FDIC in the amount of $3,862,865.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $3,996,782 which was $3,991,782 in excess of its required net capital of $5,000.

The aggregate indebtedness to net capital ratio was 0.0096 to 1.

(4) Insurance Platform

In October 2000, the Company and its Parent entered into contracts with three unrelated insurance companies to refer their financial advisory clients (through the Company's registered representatives and licensed agents) to these companies and independent, licensed insurance agents for certain life insurance products (the Insurance Alliance). On December 31, 2005, the Insurance Alliance ended between all parties, and the Company and its Parent entered into a new insurance agreement with DBS. This new agreement allows our registered advisors the ability to sell insurance products through various insurance carriers. DBS provides operational support for our insurance platform and reconciles commissions between our advisors, the insurance carriers, and outside independent insurance agents who may have assisted in the insurance sales process. The new agreement is cancelable by either party with 90 days notice.

(Continued)

(5) Related-Party Transactions

(a) Due from Parent

The Company's noninterest-bearing receivable from its Parent primarily relates to funds advanced from its Parent and income taxes.

(b) Expense Sharing Agreement

Effective December 1, 2003, the Company entered into a new expense sharing arrangement with its Parent in order to present Company expenses in compliance with the applicable NASD interpretations under Notice to Members 03-63. Under the terms of this agreement, the Company recognizes all direct Company expenses. General and administrative expenses, such as salary, occupancy, office supplies, and technology services, are recorded and paid by the Parent and are allocated to the Company based on a percentage of employees' time related to Company activities. The Company recognizes these costs paid by the Parent as an expense in the statement of operations and a corresponding increase in the paid-in capital account. The net expense for 2006 was $614,127 and was recognized in general and administrative expense on the statement of operations through December 31, 2006.

The Company periodically is involved in matters with former clients that are resolved through arbitration and negotiated settlements. Arbitration and settlement payments, as well as the related legal costs pursuant to such matters, are made by an affiliate. The Company recognizes such costs when awards are rendered or payments are made on its behalf as an expense and a corresponding increase in paid-in capital, as the Company is not required to reimburse the affiliate for such payments. In 2006, the Company recognized arbitration costs and related additional paid-in capital of $2,119,922 for such costs paid on its behalf. In the prior year, it was noted that additional claims by former clients subject to arbitration and litigation with alleged damages of approximately $2,000,000 remained unresolved. During 2006, Block settled an arbitration matter that named Birchtree, the Parent and Block as defendants in the amount of $3,000,000. This settlement was not allocated to the Parent or Birchtree. However, the Company incurred and paid legal expenses associated with this matter, aggregating to approximately $1,500,000. In addition, Birchtree settled another legal matter for $427,500, which costs are included in Birchtree's statement of operations for the year ended December 31, 2006.

Block allocates certain professional fees to its subsidiaries, including the Company on a current basis. Allocated professional fees to the Company totaled $30,522 for the year ended December 31, 2006.

(Continued)

(6) Income Taxes

The components of income tax benefit for the year ended December 31, 2006 comprise the following:

Federal	$	657,868
State, local		43,232
	$	701,100

The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate for the year ended December 31, 2005:

Expected tax benefit	35.00%
Other, including state income taxes, net of federal income tax benefit state taxes (net)	2.30%
Total benefit	37.30%

(7) Commitments and Contingencies

The Company is a party to legal actions, in addition to arbitration proceedings described in note 5(b), arising in the normal course of business. In the opinion of management based, in part, on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the financial statements of the Company.

(8) Capital Structure

The various rights and privileges of the Company's stock issues are as follows:

- Series A common shares are the only voting class of stock with the holders entitled to the net assets of the Company upon liquidation after the Series B common and preferred shares are redeemed.
- Series B common shares are nonvoting, subject to redemption and second preference on liquidation at par, and the holders are not entitled to dividends. As of and for the year ended December 31, 2006, there were no Series B common shares outstanding.
- Preferred shares are nonvoting and subject to redemption and first preference on liquidation at par. As of and for the year ended December 31, 2006, there were no preferred shares outstanding.

BIRCHTREE FINANCIAL SERVICES, INC.

Supplementary Information

December 31, 2006

1. Computation of net capital under Rule 15c3-1.

Total stockholder's equity	$	5,396,300
Nonallowable assets		(1,398,590)
Haircuts on money market funds		(928)
Net capital		3,996,782
Minimum net capital required, the greater of $5,000 or 6.67% of aggregate indebtedness		5,000
Excess net capital	$	3,991,782
Aggregate indebtedness	$	38,536
Ratio of aggregate indebtedness to net capital		0.0096 to 1

Note: Net capital as computed above does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17a-5, as amended February 26, 2007, at December 31, 2006.

2. Computation for determination of reserve requirements under Rule 15c3-3.
The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule 15c3-3.
The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2006.

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Birchtree Financial Services, Inc.:

In planning and performing our audit of the financial statements of Birchtree Financial Services, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 26, 2007

END